Exhibit A

Operating Expense Limits

As amended June 25, 2024

Fund	Operating Expense Limit	Expiration
Strategy Shares Nasdaq 7HANDLTM Index ETF	0.80%	August 31, 2025
Strategy Shares Newfound/ReSolve Robust Momentum ETF	0.75%	August 31, 2025

STRATEGY SHARES

By: ___/s/ Jennifer Bailey

Name: Jennifer Bailey

Title: Secretary

RATIONAL ADVISORS, INC.

By: _/s/ Jerry Szilagyi __

Name: Jerry Szilagyi

Title: President